NORTH AMERICAN FUNDS VARIABLE PRODUCT
SERIES I
SUPPLEMENT DATED [July 17, 2001]
TO PROSPECTUS dated October 1, 2000 (as revised November
1, 2000)

This supplement supercedes any previous supplements.

American General Corporation ("AGC") and American
International Group, Inc. ("AIG") have entered into an agreement, dated as of May 11, 2001, pursuant to which AIG will acquire AGC (the "Transaction"). It is currently anticipated that the Transaction will close before the end of 2001 (the
"Closing Date"), subject to receipt of necessary approvals. AGC is the parent corporation of The Variable Annuity Life Insurance Company ("VALIC"), which, through its division, American
General Advisers, serves as the investment adviser to North
American Funds Variable Product Series I (the "Fund"). As a result of the Transaction, VALIC will become a wholly owned subsidiary of AIG. Under the Investment Company Act of 1940, the change of control of an investment adviser results in the assignment of the advisory agreement and its automatic termination. In addition, for those separate series of the Fund (each, a "Series") which engage a subadviser, each subadvisory agreement provides that it terminates automatically upon the termination of the advisory agreement with VALIC. To ensure the uninterrupted provision of investment advisory and subadvisory services to the Fund following the Closing Date, the Board of Directors of the Fund took the actions described below at a meeting held on July 16-17, 2001.
1. The Board approved an interim advisory agreement and a new investment advisory agreement between the Fund, on behalf of each Series, and VALIC. The interim advisory agreement will cover the period from the Closing Date through the date of shareholder approval, when the new investment advisory agreement will take effect. The new investment advisory agreement is the same in all material respects as the current investment advisory agreement, including the fees charged. The new investment advisory agreement will be submitted to shareholders for approval at a meeting that is currently scheduled to be held in mid-December 2001
(the "Shareholders' Meeting").
2. The Board approved new subadvisory agreements with each of the current subadvisers to the Series.
The terms of each new subadvisory agreement are the same in all material respects as the current corresponding subadvisory agreement. With respect to the Series subadvised by American General
Investment Management, L.P. ("AGIM"), an affiliate of VALIC, the Board acknowledged that AGIM may be reorganized after the Closing Date with another affiliate. To accommodate this possibility, the Board approved a new subadvisory agreement with AGIM or its affiliate. The Board has the authority pursuant to an exemptive order granted by the Securities and Exchange Commission to approve the new subadvisory agreements as to certain Series without a shareholder vote. The new subadvisory agreements in respect of those Series as to which the Board does not have such authority will be submitted for shareholder approval at the Shareholders' Meeting.
3. With respect to the North American-AG Growth &
Income Fund (the "Growth & Income Fund"), the
Board also approved a new subadvisory agreement between VALIC and SunAmerica Asset Management
Corp. ("SAAMCo"), to take effect as of January 1, 2002, subject to shareholder approval. SAAMCo is a wholly owned subsidiary of AIG and will be an affiliate of VALIC as of the Closing Date. The subadvisory fees payable to SAAMCo will be borne by VALIC and not the Series, and will not result in increased costs to shareholders of the Series. The
Board also approved changes to certain fundamental policies applicable to the Growth & Income Fund.
The new subadvisory agreement with SAAMCo as well as the proposed changes to fundamental policies will be submitted for approval by shareholders of the Growth & Income Fund at the Shareholders' Meeting.
4. With respect to North American-Founders Large Cap
Growth Fund (the "Large Cap Growth Fund"), the
Board approved the termination of the subadvisory agreement with Founders Asset Management LLC
("Founders"), as of the close of business on December 31, 2001, and a new subadvisory agreement with SAAMCo to take effect as of January
1, 2002, subject to shareholder approval at the Shareholders' Meeting. The subadvisory fees payable to SAAMCo will be borne by VALIC and not the Large Cap Growth Fund, and will not result in increased costs to shareholders.
Other Prospectus Changes:
Page 19, International Government Bond Fund, Investment
Strategy:
Effective June 1, 2001, certain policies of the International Government Bond Fund have been modified to permit investments in below investment grade domestic and foreign fixed-income debt securities as well as eurodollar obligations.
The Fund will invest at least 70% of its assets in investment grade debt securities. The Fund may invest up to 30% of its assets in below investment grade securities. At least 65% of the Fund securities purchased must be government issued, sponsored, or guaranteed. Additionally, the Fund will increase its ability to hedge currency, and may invest up to 50% of total assets in futures and options (derivatives), for currency hedging purposes.
The Fund benchmark has changed to a blend of 70% JP Morgan
Global Bond Index Plus and 30% JP Morgan Emerging Markets
Bond Index Plus. The Fund will use this blend of indexes as a guide for choosing countries in which to invest. The Fund may invest in securities in other countries, provided that the securities are payable in currencies included in the blended benchmark.
Risk of lower rated fixed-income securities: A portion of the Fund's investments may be in high yielding, high risk fixed-income securities that are regarded as predominantly speculative with respect to the issuer's continuing ability to meet principal and interest payments. Investment in lower rated fixed-income securities involves significantly greater credit risk, market risk and interest rate risk compared to higher rated fixed-income securities. Accordingly, these investments could decrease in value and therefore negatively impact the Fund.
Page 51, Wellington Management Company:
Replace the second paragraph under Wellington Management with the following: Matthew E. Megargel, Senior Vice President of Wellington Management, is a chartered financial analyst who serves as the portfolio manager for several funds, including the North American Core Equity Fund and a similar retail mutual fund, the North American Funds Growth & Income Fund. Mr.
Megargel joined Wellington Management in 1983 as a research analyst and took on additional responsibilities as a fund manager in 1988. In 1991, he became solely a fund manager with Wellington Management.
Page 53, Founders Asset Management, LLC:
Insert "approximately" before 50%, as Founders manages approximately 50% of the North American - Founders/T. Rowe
Price Small Cap Fund.







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